UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                                      Nephros, Inc.

(Name of Issuer)

    Common Stock, $0.001 par value

(Title of Class of Securities)

                        640671103

(CUSIP Number)

Kristopher M. Hansen, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

                           (212) 806-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

       August 13, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

STAGG CAPITAL GROUP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a. [ ]
b. [ X ]

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
0

8	Shared Voting Power
3,749,558

9	Sole Dispositive Power
0

10	Shared Dispositive Power
3,749,558

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,749,558

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[ ]

13	Percent of Class Represented By Amount in Row (11)

9.8%

14	Type of Reporting Person (See Instructions)

OO, IA

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

SCOTT A. STAGG

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a. [ ]
b. [ X ]

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

United States

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
0

8	Shared Voting Power
3,749,558

9	Sole Dispositive Power
0

10	Shared Dispositive Power
3,749,558

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,749,558

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[ ]

13	Percent of Class Represented By Amount in Row (11)

9.8%

14	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Interest

This Statement on Schedule 13D (this “Statement”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 23, 2007 (the “Schedule 13D”), on behalf of (i) 3V Capital Management LLC, a Delaware limited liability company (“Management”), and (ii) Scott A. Stagg, a citizen of the United States, and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nephros, Inc. (the “Company”), and is being filed on behalf of the Reporting Persons (as defined below). The address of the principal executive offices of the Company is 3960 Broadway, New York, New York 10032.

Management was the investment manager or advisor to 3V Capital Master Fund, Ltd., a British Virgin Islands business company (the “Offshore Account”), and Distressed/High Yield Trading Opportunities, Ltd., a British Virgin Islands business company (the “Managed Account”). Stagg Capital Group LLC, a Delaware limited liability company (“Stagg Capital”) is the successor to Management. SV Special Situations Master Fund Ltd., a British Virgin Islands business company (the “Master Fund”), is the successor to the Offshore Account.

Capitalized terms used herein and not otherwise defined in this Statement have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

(a), (f) This Statement is filed by (i) Stagg Capital, a Delaware limited liability company and (ii) Mr. Stagg, a citizen of the United States (the persons mentioned in (i) and (ii) are referred to as the “Reporting Persons”).

(b)       The principal business address of each of Stagg Capital and Mr. Stagg is 3 Greenwich Office Park, Greenwich, CT 06831.

(c)       The principal business of Stagg Capital is to serve as investment manager or adviser to, and to control the investing and trading in securities of, certain private investment funds and managed accounts, including the Master Fund. Mr. Stagg serves as the principal control person (directly or indirectly) of Stagg Capital and the Master Fund, and serves in a similar capacity to various other entities, all of which are engaged in investment or investment management activities.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted in their entirety and replaced as follows:

(a)       Following the automatic conversion of the Notes (as defined in the Schedule 13D) held by Master Fund and the Managed Account into shares of Common Stock on November 14, 2007, the Managed Account transferred all of the shares of Common Stock it held to the Master Fund. As of August 20, 2008, Master Fund holds 3,749,558 shares of Common Stock (the “Shares”) for its own account. Management serves as the investment advisor to Master Fund and Mr. Stagg is the managing member of Management. By reason of such relationships, Management and Mr. Stagg may be deemed to be indirect beneficial owners of the Shares. The Shares represent 9.8% of the Company’s outstanding shares of Common Stock. The percentage of class specified above (and in the cover pages to this Statement) is calculated on the basis of 38,165,380 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-Q filed with the Commission on August 14, 2008.

(b)       Management and Mr. Stagg have the power to vote and dispose of the Shares. The filing of this Statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Shares. Pursuant to Rule 13d-4, Management and Mr. Stagg disclaim all such beneficial ownership.

(c)       Except as disclosed below and the transfer of shares of Common Stock from the Managed Account to the Master Fund described in paragraph (a), no transactions in the Common Stock were effected by any of the Reporting Persons or the Master Fund during the past sixty days.

Open market transactions by Master Fund in Common Stock during the past sixty days are set forth below:

Date	Transaction	Shares	Price Per Share ($)
6/16/08	Sell	22,050	0.67
6/17/08	Sell	6,050	0.702
6/18/08	Sell	4,100	0.6846
6/19/08	Sell	15,900	0.6693
6/20/08	Sell	4,400	0.6736
6/23/08	Sell	10,000	0.6
6/24/08	Sell	109,200	0.5338
6/25/08	Sell	500	0.572
7/3/08	Sell	63,900	0.5011
7/10/08	Sell	2,800	0.5541
7/18/08	Sell	61,100	0.4502
7/22/08	Sell	39,200	0.45
7/23/08	Sell	8,400	0.45
7/24/08	Sell	24,400	0.45
7/25/08	Sell	5,700	0.5386
7/28/08	Sell	1,700	0.5082
7/30/08	Sell	4,000	0.45
8/1/08	Sell	2,300	0.4969
8/4/08	Sell	2,400	0.4483
8/5/08	Sell	9,900	0.402
8/7/08	Sell	8,500	0.4094
8/12/08	Sell	2,200	0.5
8/13/08	Sell	8,300	0.45

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of August 20, 2008, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 20, 2008	Stagg Capital Group LLC

By: /s/ Scott A. Stagg
Name: Scott A. Stagg
Title: Managing Member

/s/ Scott A. Stagg
Scott A. Stagg

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of August 20, 2008, by and among the Reporting Persons.